UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FLOTEK INDUSTRIES, INC. (Exact name of registrant as specified in its charter)
Commission File Number 1-13270

Delaware	90-0023731
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10603 W. Sam Houston Parkway N., Suite 300 Houston, TX	77064
(Address of principal executive offices)	(Zip Code)
Robert M. Schmitz
Executive Vice President and Chief Financial Officer
(713) 849-9911
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, Flotek Industries, Inc. has filed this Specialized Disclosure Report (Form SD) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the Flotek Industries, Inc. corporate website, www.flotekind.com. Our website and the information accessible through it are not incorporated into this Form SD or its exhibit.
Item 1.02 Exhibit
See Exhibit 1.01 to this Specialized Disclosure Report, incorporated herein by reference.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit No.        Description
1.01            Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “continue,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made, and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLOTEK INDUSTRIES, INC.

By:	/s/ Robert M. Schmitz
Robert M. Schmitz
Executive Vice President and Chief Financial Officer
Date: May 31, 2016